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                                                                                                 Exhibit 12.2
                                                      ILLINOIS POWER COMPANY
                                         STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO
                                                           FIXED CHARGES

                                                                        Twelve                      Six
                                                                     Months Ended                Months Ended
                                                                         June                       June
                                                                     As Restated
(Thousands of Dollars)                                            1999          1999 **             1999
                                                             ---------------------------           -------
Earnings Available for Fixed Charges:
Net Income (Loss)                                            ($1,499,167)    ($1,499,167)          $43,049
    Add:
     Income Taxes:
         Current                                                 (25,335)        (25,335)           (6,582)
         Deferred - Net                                           62,629          62,629            44,071
     Allocated income taxes                                      (10,617)        (10,617)           (8,962)
     Investment tax credit - deferred                             (5,539)         (5,539)             (729)
     Income tax effect of CPS impairment                      (1,143,252)     (1,143,252)               -
     Interest on long-term debt                                  112,484         112,484            58,250
     Amortization of debt expense and
         premium-net, and other interest charges                  38,744          38,744            25,379
     One-third of all rentals (Estimated to be
         representative of the interest component)                 3,790           3,790             1,749
     Interest on in-core fuel                                      5,223           5,223             3,274
     CPS Impairment                                                   -        2,666,909                -
                                                             ------------    -----------         ---------
Earnings (loss) available for fixed charges                  ($2,461,040)       $205,869         $159,499
                                                             ============    ===========         =========

Fixed charges:
    Interest on long-term debt                                  $112,484        $112,484           $58,250
    Amortization of debt expense and
     premium-net, and other interest charges                      47,319          47,319            28,050
    One-third of all rentals (Estimated to be
     representative of the interest component)                     3,790           3,790             1,749
    Preferred stock dividend requirement                          31,714          31,714            15,325
                                                             ------------    -----------         ---------

Total Fixed Charges                                             $195,307        $195,307          $103,374
                                                             ============    ===========         =========

Ratio of earnings to fixed charges                                    -  *          1.05              1.54
                                                             ============    ===========         =========



  * Earnings are inadequate to cover fixed charges.  Additional earnings (thousands) of  $2,656,347  are required to attain a one-to-one ratio of Earnings to Fixed Charges.

 ** Supplemental  ratio of  earnings  to fixed  charges  presented  to  exclude write-off related to Clinton Impairment.

                                      243
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